May 30, 2008

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kate Tillan
Assistant Chief Accountant

Re:	AXT, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 14, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 12, 2008
File No. 000-24085

Dear Ms. Tillan:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to AXT, Inc., a Delaware corporation (the “Company”), dated May 16, 2008.  The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is our response to the Staff’s comment.

Form 10-K for the year ended December 31, 2007

Consolidated Financial Statements, page 55

Note 6. Investments in Privately-held Companies, page 73

1.                                      We see that during 2006 you gave 5% of your ownership interest of Ji Ya and Jin Mei to members of their management upon fulfillment of working there for three years.  Please tell us and revise future filings to discuss how you accounted for and valued the transfer of ownership.

Response:

We would like to clarify that it was during 2005 (not 2006) that we transferred the 5% ownership interests in Ji Ya and Jin Mei to members of their management upon fulfillment of three years of employment as disclosed in our 2005 and 2006 Annual Reports on Form 10-K.

At the time we purchased our interests in both Ji Ya and Jin Mei, the management teams at each company each purchased from us 5% of the ownership of the respective companies at a 25% discount to the price that we paid.  The shares received for such 5% interest did not fully vest until the management employees had remained employees of the respective companies for a certain number of years. At the time payment for the shares was originally received, AXT established an accrued liability in the amount of the cash received, as we were obligated to repurchase the shares from the employees at the original purchase price if the employees did remain employed for the required number of years for the shares to fully vest.  At the time full vesting was achieved, the shares were released to the management employees, the liability was relieved, the minority interest on the balance sheet was adjusted for the cost of the shares sold and an expense was recorded to recognize the discount given to the management employees.  The amount of the discount for both companies was approximately $30,000, which was determined to be immaterial to our consolidated financial statements.  Once the shares had fully vested, we accounted for the minority interest share in the income (loss) of these subsidiaries at the new percentages.

Since these transactions occurred in 2005, which will be beyond the period covered by our consolidated financial statements for fiscal 2008, we do not plan to continue to discuss the transactions in Note 6 of our consolidated financial statements included in our 2008 Annual Report on Form 10-K as all years presented will be at the same percentage.

2.                                      We note that “[n]et income recorded from [y]our investments was $3.5 million, $1.8 million, and $1.1 million, for the years ended December 31, 2007, 2006 and 2005, respectively.” Please tell us and disclose in future filings where you include your equity earnings from these investments in your statements of operations.  Please also tell us how you considered Rule 3-09 of Regulation S-X for your investments accounted for under the equity method of accounting.  Provide numerical support for your conclusion.

Response:

Net income recorded from our investments of $3.5 million, $1.8 million, and $1.1 million includes earnings from all of our five joint ventures. For three of the joint ventures, we have a majority ownership and consolidate 100% of their results into the respective revenue and expense lines with the amount of income allocated to minority interests recorded as other income (expense), net.  During 2007, these three joint ventures generated $4.4 million of income, of which $1.9 million was allocated to the minority interests resulting in $2.5 million contributing to AXT’s net income.  Our equity earnings from the two minority-owned joint ventures that are not consolidated are recorded as other income (expense), net, and totaled $1.0 million for 2007.  In future filings we will clarify the disclosure in Note 6 as discussed above to break out the net income (loss) recorded from consolidated and unconsolidated subsidiaries.

These two minority owned joint ventures are not considered “significant subsidiaries” for the purpose of disclosing separate financial statements under Rule 3-09 of Regulation S-X as they do not meet the conditions of Reg. §210.1-02(w) since they are below the 20% threshold based on the following tests as of December 31, 2007 (in thousands):

First Condition – Investment Test

Company	Investment Balance	Total Assets	% of AXT
Jia Mei	$761	$112,772	0.67%
Tongli	$2,138	$112,772	1.90%

Second Condition – Asset Test

Company	Subsidiary Assets	Total Assets	% of AXT
Jia Mei	$3,623	$112,772	3.2%
Tongli	$10,623	$112,772	9.4%

Third Condition – Income Test

Company	Equity Earnings	Cont Ops Inc Before Tax	% of AXT
Jia Mei	$116	$6,017	1.93%
Tongli	$834	$6,017	13.86%

Note 15. Segment Information and Foreign Operations, page 81

3.                                      We see from page 38 that revenue from the sales of raw materials by your consolidated joint ventures was $13.8 million in 2007 or 24% of revenues.  We also see that you expect to continue to expand your raw materials sales efforts.  Please tell us how you considered whether the joint ventures that sell raw materials are a separate operating segment under SFAS 131.

Response:

We have five joint ventures in China that sell raw materials.  The raw materials produced by these joint ventures are mostly consumed by us in our substrate manufacturing.  Raw materials that were not consumed by us were sold to outside third parties, and we consolidate the revenues relating to the three majority owned or controlled joint ventures, which amounted to $13.8 million in 2007.  These joint ventures produce 99.99% pure gallium (4N Ga), high purity gallium, arsenic, germanium, germanium dioxide, paralytic boron nitride (pBN) crucibles, and boron oxide (B2O3).  Our joint ventures provide us with favorable pricing, reliable supply and shorter lead-times for raw materials critical to our final manufactured products. Accordingly, our joint ventures enable us to meet potential increases in demand from our customers by providing a more stable supply of raw materials and at lower prices.

All of our joint ventures are integrally tied to our manufacturing process.  We use paralytic boron nitride (pBN) crucibles in our crystal growth process, and our main supplier is our joint venture, Beijing BoYu Semiconductor Vessel Craftwork Technology Co., Ltd (BoYu). We use high purity gallium in our products, and this is processed by our joint venture Nanjing Jin Mei Gallium Co., Ltd. (Jin Mei) from a lower grade gallium (4N Ga), that is produced by our joint venture Beijing Ji Ya Semiconductor Material Co., Ltd. (Ji Ya).

Several years ago, we consumed virtually all our joint ventures’ output in our production. However, in the past year, each joint venture expanded their capacity, and, in addition, in February, 2007, we entered into an agreement with an unrelated third party to supply us with part of our requirements for pure gallium.

As a result of this combination of increased capacity at every joint venture, and an available third party supply of high purity gallium, our joint ventures had excess inventory, which was made available for sale in the open market.  However, supplies of the raw materials supplied to us by our joint ventures remain constrained, and our ability to produce quantities required in our business remains critical to our success.

At the same time, we are increasing our own production capacity and will be consuming more raw materials from our joint ventures.  Accordingly, our raw materials business has increasingly become an important part of our business, both in terms of providing us protection against raw materials pricing increases and supply constraints.  Since we are able to supply raw materials necessary for the production of our substrates at favorable prices, our ability to sell such materials in the open market, at market prices, also provides us with pricing protection.  Accordingly, we expect to continue to expand our raw materials sales efforts.  In addition, with our contracted supply of high purity gallium expiring at the end of 2008, there will be less raw materials available for sale to third parties going forward, and we expect the percentage of revenue from sales of raw materials to decline.

The financial information that is supplied to our chief executive officer, whom we have determined to be our chief operating decision maker, to make decisions about allocating resources and assessing performance is on a consolidated basis and breaks out revenue by product.  Our chief operating decision maker manages our Company based primarily on broad functional categories of sales, manufacturing, product development and engineering and marketing and strategy.  While we obtain financial statements from all of our joint ventures in order to prepare our consolidated financial statements, we do not review them either individually or in the aggregate when making operating decisions for our business.  We manage the Company on a consolidated basis with a review of revenue by product.  We discuss revenue and capacity for both AXT and our joint ventures collectively, when determining capacity constraints and need for raw materials in our business, and consider their capacity when determining our strategic and product marketing and advertising strategies.  While we consolidate three of the joint ventures we do not allocate resources to any of them, nor allocate any portion of overhead, interest and other income, interest expense or taxes to them.  We therefore have determined that our joint venture operations do not constitute an operating segment in accordance with paragraph 10(b) of SFAS 131.  However, we do note that our chief operating decision maker does review revenue by product when making decisions and assessing the performance of the Company.  Therefore we will update Note 15. Segment Information and Foreign Operations in future filings to include a table that details revenue by product similar to the table on page 37 of our 2007 Annual Report on Form 10-K in accordance with paragraph 37 of SFAS 131.

4.                                      As a related matter, we note that you aggregate segments under SFAS 131.  Please tell us the operating segments that are aggregated and how you considered all of the criteria of paragraph 17 of SFAS 131.

Response:

As discussed in question 3 above, we determined that we only have one operating segment under SFAS 131 and therefore we are not aggregating segments in connection with paragraph 17 of SFAS 131.  We will update Note 15. Segment Information and Foreign Operations in future filings to delete the sentence, “All material operating units qualify for aggregation due to their identical customer base and similarities in economic characteristics, nature of products and services, and procurement, manufacturing and distribution processes” to clarify that we operate in one segment.

Exhibits 31.1 and 31.2

5.                                      We note that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K which refers to internal control over financial reporting.  Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Please note that you should also comply with any applicable future comments in the abbreviated amendment.

Response:

Per your instructions, we have filed an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 on May 21, 2008 that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

6.                                      We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  We also note that you replaced the word ‘are’ with the word ‘am’ in paragraph 4 of the certification.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title and the wording in the certification should be consistent with Item 601(b)(31)(i) of Regulation S-K.

Response:

In future filings we will revise the certifications to remove the title of the certifying individual at the beginning of the certification and will word the certification to be consistent with Item 601(b)(31)(i) of Regulation S-K.  We have made these changes in the amended certification filed in response to question 5 above.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Exhibits 31.1 and 31.2

7.                                      We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K which refers to internal control over financial reporting.  Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Please note that you should also comply with any applicable future comments in the abbreviated amendment.

Response:

Per your instructions, we have filed an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 on May 21, 2008 that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

8.                                      We note the following:

•                  You replaced the punctuation ‘;’ with a period (.) at the end of paragraph 4(b) of the certification.

•                  You deleted the phrase ‘(the registrant’s fourth fiscal quarter in the case of an annual report)’ in paragraph 4(d) of the certification.

•                  You deleted the phrase ‘(or persons performing the equivalent functions)’ in paragraph 5 of the certification.

In future filings, please include a certification that is consistent with Item 601(b)(31)(i) of Regulation S-K.

Response:

In future filings we will word the certifications to be consistent with Item 601(b)(31)(i) of Regulation S-K.  We have made these changes in the amended certification filed in response to question 7 above.

In closing, AXT, Inc. acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above explanation fully supplements the Staff’s understanding of AXT’s financial statements and related disclosures.  If you have additional questions, I can be reached at (510) 438-4735 direct or wilson.cheung@axt.com.

Yours truly,

/s/ WILSON W. CHEUNG

Wilson W. Cheung
Chief Financial Officer
AXT, Inc.

Cc:	Brian Cascio, SEC
Kristin Lochhead, SEC
Sally J. Rau, DLA Piper US LLP